Planned Change(s)	Effective Date (on or about)	Target Portfolio Name	Surviving Fund Name

Filed by Voya Partners, Inc. (SEC File Nos.: 333-32575; 811-08319) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

June 11, 2026

Voya Investment Management

Client Talking Points

Voya Solution Moderately Aggressive Portfolio

Voya Investment Management Co. LLC (“Voya IM”) has announced the following changes:

Reorganization	July 10,	Voya Solution Moderately	Voya Solution Aggressive Portfolio
2026
Aggressive Portfolio

The Board of Directors (the “Board”) of Voya Solution Moderately Aggressive Portfolio (“SMA Portfolio” or the “Target Portfolio”) and Voya Solution Aggressive Portfolio (“SA Portfolio,” and collectively with SMA Portfolio, the “Portfolios”) approved an Agreement and Plan of Reorganization (a “Reorganization Agreement”), which provides for the reorganization of SMA Portfolio with and into SA Portfolio (the “Reorganization”).

▪What is happening?

oOn November 13, 2025, the Board approved the proposal to merge SMA Portfolio with and into SA Portfolio.

oShareholders of SMA Portfolio were sent a combined information statement and prospectus on or about June 5, 2026.

oThe Reorganization does not require shareholder approval in reliance on Rule 17a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”) therefore a proxy statement is not required.

oA supplement to the Target Portfolio’s Prospectus was filed on December 2, 2025, to notify shareholders of the changes.

oVoya Investment Management Co. (“Voya IM”) serves as the sub-adviser for SMA Portfolio and SA Portfolio.

oAll expenses of the Reorganization, including legal, printing, mailing, and transition costs, are expected to be borne by the Voya Investments, LLC (the “Investment Adviser”) (or an affiliate) and not by the Portfolios or their shareholders.

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▪Why was the Reorganization proposed?

The Investment Adviser proposed the Reorganization primarily to:

oAddress significantly lower assets in SMA Portfolio due to Venerable Retirement Insurance and

Annuity Company’s (“Venerable”) large September 2025 redemption; and

oto consolidate Voya IM’s Solution suite of risk-based portfolios into three risk-based funds-of-

funds to be more in line with industry standards.

oThe Board, including a majority of the directors who are not “interested persons” (within the meaning of the 1940 Act) determined that the Reorganization is in the best interests of shareholders of each Portfolio and that the interests of shareholders will not be diluted as a result of the transaction.

▪How do the Investment Objectives compare?

	Solution Moderately Aggressive	Solution Aggressive Portfolio
Portfolio
Investment	The Portfolio seeks to provide capital	The Portfolio seeks growth of capital.
growth through a diversified asset
Objective
allocation strategy.

▪What is the experience of the Voya IM Team?

The Portfolios are managed by the same portfolio management team, providing continuity before and after the Reorganization. SA Portfolio is managed by the Voya IM team of Lanyon Blair, CFA, CAIA, and Barbara Reinhard, CFA.

Lanyon Blair, CFA, CAIA

Portfolio Manager

Lanyon Blair is head of Manager Research and Selection for Multi-Asset Strategies and Solutions (“MASS”). He is responsible for manager research and selection activities across all asset classes for the MASS group’s multi-manager products. Prior to joining Voya IM, Mr. Blair was an analyst at Wells Fargo, focusing on research and due diligence of equity, real estate, and multi-asset managers. Prior to that, he was an analyst with Fidelity Investments, covering equity and real estate managers. Mr. Blair began his career as a consultant with FactSet Research Systems where he worked closely with equity, fixed income, and real estate research teams.

Barbara Reinhard, CFA

Portfolio Manager

Barbara Reinhard is the head of asset allocation for MASS. She is responsible for strategic and tactical asset allocation decisions for the MASS team’s multi-asset strategies. Prior to joining Voya IM, Ms. Reinhard was the chief investment officer for Credit Suisse Private Bank in the Americas (2011-2016)

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where she managed discretionary multi-asset portfolios, was a member of the global asset allocation committee, and the pension investment committee. Prior to that, she spent 20 years at Morgan Stanley.

▪How do the Annual Portfolio Operating Expenses compare?

The tables below describe the fees and expenses that you may pay if you buy and hold shares of the Portfolios. Pro forma fees and expenses, which are the estimated fees and expenses of SA Portfolio after giving effect to the Reorganization, assume the Reorganization occurred on December 31, 2025. You may pay other fees and expenses such as fees and expenses imposed under your Variable Contract or Qualified Plan, which are not reflected in the tables and examples below. If these fees or expenses were included in the table, the Portfolios’ expenses would be higher. For more information on these charges, please refer to the documents governing your Variable Contract or consult your plan administrator.

As shown in the tables below, the contractual management fee schedule of the combined portfolio for the Reorganization will be equal to the contractual management fee schedule for SMA Portfolio. Shareholders of SMA Portfolio will experience a reduction in contractual expense limits following the Reorganization. With the exception of Class R6 shares, shareholders of SMA Portfolio will experience a reduction in net expense ratios following the Reorganization. Class R6 shareholders of SMA Portfolio will experience an estimated 1 basis point (0.01%) increase in the net expense ratio following the Reorganization, which is a result of variance in Acquired Fund Fees and Expenses unrelated to the Reorganization.

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Annual Portfolio Operating Expenses[1]
Expenses you pay each year as a % of the value of your investment

		SMA Portfolio[2]	SA Portfolio	SA Portfolio *Pro Forma* Combined
Class ADV				
Management Fees	%	0.18	0.18	0.18
Distribution and/or Shareholder Services (12b-1) Fees	%	0.50	0.50	0.50
Other Expenses	%	0.09	0.35	0.27
Acquired Fund Fees and Expenses	%	0.53	0.55	0.55
Total Annual Portfolio Operating Expenses[3]	%	1.30	1.58	1.50
Waivers and Reimbursements	%	None[4]	(0.31)[5]	(0.23)[6]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.30	1.27	1.27
Class I				
Management Fees	%	0.18	0.18	0.18
Distribution and/or Shareholder Services (12b-1) Fees	%	None	None	None
Other Expenses	%	0.09	0.35	0.27
Acquired Fund Fees and Expenses	%	0.53	0.55	0.55
Total Annual Portfolio Operating Expenses[3]	%	0.80	1.08	1.00
Waivers and Reimbursements	%	None[4]	(0.31)[5]	(0.23)[6]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	0.80	0.77	0.77
Class R6				
Management Fees	%	0.18	0.18	0.18
Distribution and/or Shareholder Services (12b-1) Fees	%	None	None	None
Other Expenses	%	0.05	0.05	0.04
Acquired Fund Fees and Expenses	%	0.53	0.55	0.55
Total Annual Portfolio Operating Expenses[3]	%	0.76	0.78	0.77
Waivers and Reimbursements	%	None[4]	(0.01)[5]	None[6]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	0.76	0.77	0.77
Class S				
Management Fees	%	0.18	0.18	0.18
Distribution and/or Shareholder Services (12b-1) Fees	%	0.25	0.25	0.25
Other Expenses	%	0.09	0.35	0.27
Acquired Fund Fees and Expenses	%	0.53	0.55	0.55
Total Annual Portfolio Operating Expenses[3]	%	1.05	1.33	1.25
Waivers and Reimbursements	%	None[4]	(0.31)[5]	(0.23)[6]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.05	1.02	1.02
Class S2				
Management Fees	%	0.18	0.18	0.18
Distribution and/or Shareholder Services (12b-1) Fees	%	0.40	0.40	0.40
Other Expenses	%	0.09	0.35	0.27
Acquired Fund Fees and Expenses	%	0.53	0.55	0.55
Total Annual Portfolio Operating Expenses[3]	%	1.20	1.48	1.40
Waivers and Reimbursements	%	None[4]	(0.31)[5]	(0.23)[6]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.20	1.17	1.17

INVESTMENT MANAGEMENT
voyainvestments.com
VOYA™

Client Talking Points

1	Expense information has been restated to reflect current contractual rates.

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2Other expenses do not include one-time expenses related to this Reorganization.

3Total Annual Portfolio Operating Expenses may be higher than the Portfolio’s ratio of expenses to average net assets shown in the Portfolio’s Financial Highlights, which reflects the operating expenses of the Portfolio and does not include Acquired Fund Fees and Expenses.

4Voya Investments, LLC (the “Investment Adviser”) is contractually obligated to limit expenses to 1.30%, 0.80%, 0.80%, 1.05%, and 1.20% for Class ADV, Class I, Class R6, Class S, and Class S2 shares, respectively, through May 1, 2028 (the “Expense Limitation Agreement”). The limitation does not extend to interest, taxes, other investment-related costs, leverage expenses, extraordinary expenses such as litigation or other expenses not incurred in the ordinary course of business, and expenses of any counsel or other persons or services retained by the Directors who are not “interested persons” as that term is defined by the Investment Company Act of 1940, as amended. Modification of the Expense Limitation Agreement requires written agreement signed by each of the parties and approval by the Portfolio’s Board of Directors (the “Board”). The Expense Limitation Agreement shall terminate with respect to the Portfolio upon termination of the Portfolio’s advisory agreement with the Investment Adviser, or it may be terminated by Voya Partners, Inc. (the “Company”), without payment of any penalty, upon written notice to the Investment Adviser at its principal place of business.

5Voya Investments, LLC (the “Investment Adviser”) is contractually obligated to limit expenses to 1.27%, 0.77%, 0.77%, 1.02%, and 1.17% for Class ADV, Class I, Class R6, Class S, and Class S2 shares, respectively, through May 1, 2028 (the “Expense Limitation Agreement”). The limitation does not extend to interest, taxes, other investment-related costs, leverage expenses, extraordinary expenses such as litigation or other expenses not incurred in the ordinary course of business, and expenses of any counsel or other persons or services retained by the Directors who are not “interested persons” as that term is defined by the Investment Company Act of 1940, as amended. Modification of the Expense Limitation Agreement requires written agreement signed by each of the parties and approval by the Portfolio’s Board of Directors (the “Board”). The Expense Limitation Agreement shall terminate with respect to the Portfolio upon termination of the Portfolio’s advisory agreement with the Investment Adviser, or it may be terminated by Voya Partners, Inc. (the “Company”), without payment of any penalty, upon written notice to the Investment Adviser at its principal place of business.

6Voya Investments, LLC (the “Investment Adviser”) is contractually obligated to limit expenses to 1.27%, 0.77%, 0.77%, 1.02%, and 1.17% for Class ADV, Class I, Class R6, Class S, and Class S2 shares, respectively, through May 1, 2028 (the “Expense Limitation Agreement”). The limitation does not extend to interest, taxes, other investment-related costs, leverage expenses, extraordinary expenses such as litigation or other expenses not incurred in the ordinary course of business, and expenses of any counsel or other persons or services retained by the Directors who are not “interested persons” as that term is defined by the Investment Company Act of 1940, as amended. Modification of the Expense Limitation Agreement requires written agreement signed by each of the parties and approval by the Portfolio’s Board of Directors (the “Board”). The Expense Limitation Agreement shall terminate with respect to the Portfolio upon termination of the Portfolio’s advisory agreement with the Investment Adviser, or it may be terminated by Voya Partners, Inc. (the “Company”), without payment of any penalty, upon written notice to the Investment Adviser at its principal place of business.

▪How will the reorganization affect shareholders?

Effective on the date of the Reorganization, which is expected to be on or about July 10, 2026, the former shareholders of SMA Portfolio will be shareholders in SA Portfolio.

▪What will happen to the current investments of SMA Portfolio?

SMA Portfolio will align its portfolio holdings with SA Portfolio during the two weeks prior to the Reorganization.

▪What are the costs associated with the reorganization?

All expenses incurred in entering into and carrying out the terms and conditions of the Reorganization, including (without limitation) the costs associated with the preparation of necessary filings with the U.S. Securities and Exchange Commission, the printing and distribution of the attached Information Statement/Prospectus and related materials, legal fees, accounting fees, and securities registration

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fees, will be paid by the Investment Adviser (or an affiliate), not SMA Portfolio or SA Portfolio. There are no explicit portfolio transition costs anticipated with the Reorganization.

▪How does the performance of the Portfolios compare?

The following bar charts show the changes in each Portfolio’s performance from year to year, and the table compares each Portfolio’s performance to the performance of a broad-based securities market index and additional indices with investment characteristics similar to those of the Portfolio for the same period. In 2024, the Investment Adviser changed the Portfolios’ primary benchmark from the S&P Target Risk Aggressive® Index to the MSCI All Country World IndexSM (“MSCI ACWI”) and the Bloomberg U.S. Aggregate Bond Index in accordance with changes to regulatory disclosure requirements. The Portfolios use S&P Target Risk Aggressive® Index as an additional benchmark that the Investment Adviser believes more closely reflects the Portfolios’ principal investment strategies. Each Portfolio’s performance information reflects applicable fee waivers and/or expense limitations in effect during the period presented. Absent such fee waivers/expense limitations, if any, performance would have been lower. The bar charts show the performance of each Portfolio’s Class ADV shares. Performance for other share classes would differ to the extent they have differences in their fees and expenses. The Class R6 shares performance shown for the period prior to their inception date is the performance of Class I shares without adjustment for any differences in expenses between the two classes. If adjusted for such differences, returns would be different.

Performance shown in the bar charts and in the Average Annual Total Returns table does not include insurance-related charges imposed under a Variable Contract or expenses related to a Qualified Plan. If these charges or expenses were included, performance would be lower. Thus, you should not compare a Portfolio’s performance directly with the performance information of other investment products without taking into account all insurance-related charges and expenses payable under your Variable Contract or Qualified Plan.

SMA Portfolio - Calendar Year Total Returns (as of December 31 of each year)

▪Average Annual Total Returns %

(for periods ended December 31, 2025)

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SMA Portfolio - Calendar Year Total Returns

Note: Fund returns are net returns.

1.The index returns include the reinvestment of dividends and distributions net of withholding taxes, but do not reflect fees, brokerage commissions, or other expenses.

2.The index returns do not reflect deductions for fees, expenses, or taxes.

SA Portfolio - Calendar Year Total Returns (as of December 31 of each year)

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▪Average Annual Total Returns %

(for periods ended December 31, 2025)

SA Portfolio - Calendar Year Total Returns

Note: Fund returns are net returns.

1.The index returns include the reinvestment of dividends and distributions net of withholding taxes, but do not reflect fees, brokerage commissions, or other expenses.

2.The index returns do not reflect deductions for fees, expenses, or taxes.

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The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance information shown. The investment return and principal value of an investment in the Funds will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. You may obtain performance information current to the most recent month end by visiting www.voyainvestments.com .

▪Index Descriptions

The Bloomberg U.S. Aggregate Bond Index is a broad-based benchmark that measures the investment grade, US dollar-denominated, fixed-rate taxable bond market. The Bloomberg U.S. Aggregate Bond Index includes U.S. Treasuries, government-related and corporate securities, fixed-rate agency mortgage-backed securities, asset-backed securities, and commercial mortgage-backed securities (agency and non-agency). The Bloomberg U.S. Aggregate Bond Index is provided by Bloomberg Index Services Limited.

The MSCI All Country World IndexSM (“MSCI ACWI”) is a free-float adjusted market capitalization index that is designed to measure equity market performance in the global developed and emerging markets.

The S&P Target Risk Aggressive Index is designed to measure the performance of aggressive stock- bond allocations to equities, seeking to maximize opportunities for long-term capital accumulation. It may include small allocations to fixed income to enhance portfolio efficiency.

Bloomberg Index Data Source: Bloomberg Index Services Limited. BLOOMBERG® is a trademark and service mark of Bloomberg Finance L.P. and its affiliates (collectively “Bloomberg”). Bloomberg or its licensors own all proprietary rights in the Bloomberg Indices. Bloomberg does not approve or endorse this material, or guarantee the accuracy or completeness of any information herein, or make any warranty, express or implied, as to the results to be obtained and, to the maximum extent allowed by law, neither shall have any liability or responsibility for injury or damages arising in connection therewith.

Certain information contained herein (the “Information”) is sourced from/copyright of MSCI Inc., MSCI ESG Research LLC, or their affiliates (“MSCI”), or information providers (together, the “MSCI Parties”) and may have been used to calculate scores, signals, or other indicators. The Information is for internal use only and may not be reproduced or disseminated in whole or part without prior written permission. The Information may not be used for, nor does it constitute, an offer to buy or sell, or a promotion or recommendation of, any security, financial instrument or product, trading strategy, or index, nor should it be taken as an indication or guarantee of any future performance. Some funds may be based on or linked to MSCI indexes, and MSCI may be compensated based on the fund’s assets under management or other measures. MSCI has established an information barrier between index research and certain Information. None of the Information in and of itself can be used to determine which securities to buy or sell or when to buy or sell them. The Information is provided “as is” and the user assumes the entire risk of any use it may make or permit to be made of the Information. No MSCI Party warrants or guarantees the originality, accuracy and/or completeness of the Information and each expressly disclaims all express or implied warranties. No MSCI Party shall have any liability for any errors or omissions in connection with any Information herein, or any liability for any direct, indirect,

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special, punitive, consequential or any other damages (including lost profits) even if notified of the possibility of such damages.

The S&P Target Risk Aggressive® Index and associated data are a product of S&P Dow Jones Indices LLC, its affiliates and/or their licensors and have been licensed for use by Voya Services Company and certain affiliates. © 2026 S&P Dow Jones Indices LLC, its affiliates and/or their licensors. All rights reserved. Redistribution or reproduction in whole or in part are prohibited without written permission of S&P Dow Jones Indices LLC. For more information on any of S&P Dow Jones Indices LLC’s indices please visit www.spdji.com. S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“SPFS”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). Neither S&P Dow Jones Indices LLC, SPFS, Dow Jones, their affiliates nor their licensors (“S&P DJI”) make any representation or warranty, express or implied, as to the ability of any index to accurately represent the asset class or market sector that it purports to represent and S&P DJI shall have no liability for any errors, omissions, or interruptions of any index or the data included therein.

▪Tax Considerations

Any gains resulting from realignments in SMA Portfolio effected prior to the Reorganization, along with any other gains realized prior to the Reorganization, as reduced by available losses, will be distributed to shareholders of SMA Portfolio in advance of the Reorganization. The Reorganization is intended to qualify for U.S. federal income tax purposes as a tax-free reorganization under Section 368 of the Code. Accordingly, pursuant to this treatment, neither SMA Portfolio nor the Separate Accounts and Qualified Plans as its shareholders, nor SA Portfolio nor the Separate Accounts and Qualified Plans as its shareholders, are expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the transactions contemplated by the Reorganization Agreement. As a condition to the closing of the Reorganization, the Portfolios will receive an opinion from tax counsel to the effect that, on the basis of existing provisions of the Code, U.S. Treasury Regulations promulgated thereunder, current administrative rules, pronouncements and court decisions, and subject to certain qualifications, the Reorganization will qualify as a tax-free reorganization for U.S. federal income tax purposes.

Prior to the Closing Date, SMA Portfolio will pay to the Separate Accounts of Participating Insurance Companies and Qualified Plans that own its shares a distribution consisting of any undistributed investment company taxable income, any net tax-exempt income, and/or any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the Closing Date, including portfolio transitions in connection with the Reorganization. Variable Contract owners and Qualified Plan participants are not expected to recognize any income or gains for U.S. federal income tax purposes from this cash distribution.

▪Additional Disclosures

For financial professional use only. Not for inspection by, or distribution or quotation to, the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy shares of any portfolio, nor is it a solicitation of any proxy. For information regarding SA Portfolio, please call Voya IM toll free at 1-800-992-0180.

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For information regarding SA Portfolio discussed in this “Client Talking Points,” please call Voya IM toll free at 1-800-992-0180. To receive a free copy of an Information Statement/Prospectus relating to the merger of SMA Portfolio into SA Portfolio, please call Voya IM toll free at 1-800-992-0180. This Client Talking Points is qualified in its entirety by reference to the Information Statement/Prospectus, and supersedes any prior Client Talking Points. The Information Statement/Prospectus contains important information about portfolio objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Information Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Information Statement/Prospectus carefully before making any decision to invest.

Principal Risks – SA Portfolio

All investing involves risks of fluctuating prices and the uncertainties of rates of return and yield inherent in investing. You could lose money on your investment and any of the following risks, among others, could affect investment performance. The following principal risks are presented in alphabetical order which does not imply order of importance or likelihood: Affiliated Underlying Funds; Asset Allocation; Cash/Cash Equivalents; China Investing Risks (sub-category Investing Through Stock Connect; Commodities; Company; Credit; Credit Default Swaps; Currency; Deflation; Derivative Instruments; Environment, Social, and Governance (Funds-of-Funds); Floating Rate Loans; Foreign (Non-U.S.) Investments/Developing and Emerging Markets; Growth Investing; High-Yield Securities; Index Strategy (Funds-of-Funds); Inflation-Indexed Bonds; Interest Rate; Liquidity; Market; Market Capitalization; Market Disruption and Geopolitical; Natural Resources/Commodity Securities; Prepayment and Extension; Real Estate Companies and Real Estate Investment Trusts; Underlying Funds; and Value Investing. An investment in a Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

Investors should consult SA Portfolio’s Prospectus and Statement of Additional Information for a more detailed discussion of the Portfolio’s risks.

The Portfolios discussed herein may be available to you as part of your employer sponsored retirement plan. There may be additional plan level fees resulting in personal performance that varies from stated performance. Please call your benefits office for more information.

Your clients should consider the investment objectives, risks, charges and expenses of SA Portfolio carefully before investing. For a free copy of SA Portfolio’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya IM at 1-800-992- 0180. Please instruct your clients to read the prospectus carefully before investing.

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